

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

February 27, 2007

Mr. Kirk Brassfield
Chief Financial Officer
Parker Drilling Company
1401 Enclave Parkway, Suite 600
Houston, Texas 77077

Re: Parker Drilling Company
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 10, 2006
Form 10-Q for Fiscal Quarter Ended September 30, 2006
Filed November 9, 2006
Response Letters Dated January 22, 2007 and February 27, 2007
File No. 001-07573

Dear Mr. Brassfield:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief